
05005027

MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

January 5, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated January 5, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17270655

SCHWARZ PHARMA

File No. 82-4406

	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49-2173-48-1866	Alfred-Nobel-Strasse 10
Fax:	+49-2173-48-1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

January 5, 2005

SCHWARZ PHARMA Obtains Summary Judgment on Infringement Claim against Teva

SCHWARZ PHARMA obtains summary judgment on its patent infringement claim against Teva regarding the ACE-inhibitor Univasc® (moexipril hydrochloride). The case may now proceed to the damage phase.

On January 4, 2005, SCHWARZ PHARMA was granted summary judgment by the United States District Court, District of New Jersey on its claim that Teva's manufacture, use and sale of generic moexipril infringes US Patent No 4,743,450. SCHWARZ PHARMA's infringement action in the District of New Jersey may now proceed to the damages phase.

"SCHWARZ PHARMA is gratified by this result, which further confirms that Teva infringed our valuable intellectual property rights", stated Klaus Veitinger, MD, Member of the Executive Board of SCHWARZ PHARMA. "SCHWARZ PHARMA now intends to vigorously pursue its right to damages in order to bring this case to a successful conclusion".

SCHWARZ PHARMA had earlier moved for a preliminary injunction regarding Teva's generic moexipril before the same court. Just prior to the scheduled September 13, 2004 hearing regarding SCHWARZ PHARMA's motion, Teva discontinued manufacture and sale of its generic moexipril product. A stipulation and order was issued by the United States District Court for the District of New Jersey enjoining Teva Pharmaceuticals USA, Inc. from engaging in the commercial manufacture, use, offer to sell or sale within the United States of 7.5mg and 15mg moexipril hydrochloride tablets. The same court had earlier affirmed the validity and enforceability of the '450 patent in a decision dated June 29, 2004 in a related action also involving Teva.

Teva entered the market in May 2003 with a generic version of SCHWARZ PHARMA's Univasc (moexipril hydrochloride). The ACE-inhibitor Univasc is a modern hypertension treatment. SCHWARZ PHARMA had initiated a lawsuit against Teva in connection with the patent infringement in October 2001.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Hörstke, Tel.: +49 2173 48 2329